Exhibit 12.1
Superior Well Services, Inc. and Subsidiaries
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS (in thousands except ratios)

	9 months
	2008	2007	2006	2005	2004	2003

EARNINGS:
Income before provision for incomes taxes	$45,657	$62,325	$52,714	$23,293	$9,797	$8,214
Add: Fixed charges	876	282	478	566	310	78

Total earnings	$46,533	$62,607	$53,192	$23,859	$10,107	$8,292

FIXED CHARGES:
Interest expense (1)	$876	$282	$478	$566	$310	$78

Total fixed charges	$876	$282	$478	$566	$310	$78

Ratio of earnings to fixed charges*	53.1	222.0	111.3	42.2	32.6	106.3

(1)	Amortization of debt issuance costs is included in interest expense.

*	Our consolidated ratios of earnings to fixed charges plus preferred stock dividends for the periods indicated is identical to our consolidated ratios of earnings to fixed charges as we did not have any outstanding preference securities dividends during the periods indicated.